SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO OPEN 2 NEW FRENCH BASES AT BORDEAUX & MARSEILLE

4 NEW AIRCRAFT FOR FRANCE, $400M INVESTMENT

Ryanair, Europe's No.1 airline, today (27 Sept) announced significant expansion in France, launching 2 new bases at Bordeaux and Marseille as part of its Summer 2019 schedule, with 2 new based aircraft for each airport (a total investment of $400m) and 27 new routes (connecting 12 countries), which will deliver a total of 3.5m customers p.a. across both airports.

Ryanair's new Bordeaux base will deliver:

●
2 based aircraft ($200m investment)
●
16 new routes: Bari (2 wk), Cologne Bonn (3), Copenhagen (3), Dublin (2),
                                     Fez (2), Krakow (2), Manchester (2), Marrakesh (2), Marseille (daily),
                                     Mykonos (1), Nantes (4), Naples (2), Ouarzazate (2), Tangier (2),
                                     Valencia (2) & Venice Treviso (3)
●
24 routes for summer 2019
●
70 weekly flights
●
1.1 million customers p.a. (+124%)
●
60 new Ryanair jobs
●
825* "on-site" jobs p.a.

Ryanair's new Marseille base will deliver:

●
2 based aircraft ($200m investment)
●
11 new routes: Agadir (2 wk), Alicante (2), Bologna (3), Bordeaux (daily),
                                     Bucharest (2), Budapest (2), Manchester (2), Naples (2),
                                     Ouarzazate (2) Prague (2) & Warsaw (2)
●
40 routes for summer 2019
●
150 weekly flights
●
2.4 million customers p.a. (+26%)
●
60 new Ryanair jobs
●
1,800* "on-site" jobs p.a.

French consumers and visitors can now book flights as far out as October 2019 on the lowest fares. To celebrate the launch of its new Bordeaux and Marseille bases, Ryanair has launched a seat sale with fares on its new Bordeaux and Marseille routes available from just €24.99, for travel in April, which must be booked by midnight Monday (1 Oct) only on the Ryanair.com website.

In Bordeaux, Ryanair's Chief Commercial Officer, David O'Brien said:

"We are pleased to open two new French bases in Bordeaux and Marseille, as we base 4 aircraft and invest $400m at the airports. Our growth will deliver 1.1m customers p.a. at Bordeaux Airport and 2.4m customers at Marseille Aiport, while creating 120 Ryanair jobs across both bases and supporting over 2,500* ancillary jobs in the regions.

To celebrate we are releasing seats for sale on these new routes from €24.99 for travel in April 2019. This offer is available for booking until midnight on Monday (1 Oct). Since these amazing low fares will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

Chairman of the Executive Board of SA Bordeaux-Mérignac Airport, Pascal Personne said:

"Ryanair's decision to base two aircraft at Bordeaux Airport is excellent news for the airport and for our region. This new base will undeniably increase the attractivity of New Aquitaine and represents the opportunity to develop a large number of new destinations. We have been actively working with Ryanair since 2009 and we believe that Ryanair's potential for growth with the commercial power we know they have, is very important for Bordeaux and is a sign of a long-term commitment."

Philippe Bernand, Chairman of the Executive Board of Marseille Provence Airport, says:

"We are very pleased with Ryanair's decision to accelerate its development in Marseille by opening a new base and offering 11 new destinations.
It is an essential and historical partner of our Airport, and more generally of our territory, from a tourist and economic point of view. "

ENDS
*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:            Robin Kiely                             Hélène Bégasse
                                    Ryanair DAC                           Ryanair DAC
                                    Tel: +353-1-9451949              Tel: +353-1- 9451797
                 press@ryanair.com        begasseh@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 27 September, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary